Exhibit 15.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers Best-Ever Q2 Sales and Profit

Sales up 19%, Net Income up 36%

Company Increases Full-Year Targets for Sales, Operating Income

FREMONT, Calif., Oct. 18, 2006 and ROMANEL-SUR-MORGES, Switzerland, Oct. 19, 2006 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced record Q2 sales and profit, posting its thirty-second consecutive quarter of double-digit revenue growth. Sales for the second quarter of Fiscal Year 2007, ended September 30, 2006, were $502 million, up 19 percent from $422 million for the same quarter one year ago.

For Q2, GAAP operating income was $52 million, an increase of 36 percent over Q2 last year, and includes $5.2 million in costs for stock-based compensation. GAAP net income, including $4.1 million in costs for stock-based compensation (net of related tax benefit), was $49 million ($0.26 per share), up 36 percent year over year. GAAP gross margin was 34.5 percent.

Non-GAAP operating income, which excludes stock-based compensation, was $57 million, up 50 percent from last year’s operating income of $38.2 million. Non-GAAP net income for Q2 was $53 million ($0.28 per share), up 47 percent compared with net income of $36.2 million ($0.18 per share) in the prior year. Non-GAAP gross margin was 34.6 percent, compared to 31.4 percent for the same quarter last year and 30.9 percent in Q1 FY 2007 – a year-over-year and sequential improvement of more than 300 basis points. (See Note 1.)

Logitech’s retail sales for the quarter increased by 21 percent, growing by 23 percent in the Americas, 22 percent in EMEA, and 17 percent in Asia Pacific. Retail sales were driven by continued strong growth in video and audio products (up 43 percent and 21 percent respectively), and the sustained performance in cordless products (up 22 percent), primarily due to the market enthusiasm for the breakthrough MX™ Revolution and VX™ Revolution mice. The Company’s OEM sales grew by 3 percent.

“We are delighted by these outstanding results,” said Guerrino De Luca, Logitech president and chief executive officer. “One of the highlights of Q2 was delivering on our projected substantial year-over-year and sequential improvement in gross margin. Our ability to achieve one of the best gross-margin quarters in our history was driven by the introduction of stellar products, many of which – retail mice and keyboards in particular – deliver higher margins than the products they replaced. With strong demand from our channel partners for our new premium peripherals for the PC, a lineup of new video and audio devices for Internet communications, and a set of must-haves for digital music, Logitech is entering the holiday season with our strongest portfolio ever and a high degree of confidence.”

Outlook

Logitech increased its targets for the current fiscal year, ending March 31, 2007. The Company now expects sales to grow 17 percent (previously 15 percent), year over year, and non-GAAP operating income to increase by 20-25 percent (previously 15 percent) compared with last year. Gross margin is expected to be above the mid-point of the Company’s long-term range of 32-34 percent; the Company had expected gross margin to be at the low end of the range. Non-GAAP operating income excludes the costs of stock-based compensation. The Company continues to expect the net costs of stock-based compensation for FY 2007, reflected in net income, to be between $16 and $19 million.

Acquisition of Slim Devices

In a separate announcement, Logitech today disclosed the acquisition of Slim Devices, for a cash payment of $20 million, plus a possible performance-based payment tied to certain revenue targets. Slim Devices is a privately held, Mountain View, Calif. company that specializes in network-based audio systems for digital music. The impact of the acquisition on FY 2007 is expected to be immaterial.

According to De Luca, “The acquisition of Slim Devices builds on our foundation of innovation in digital music to address an emerging market, with solutions for people who want to listen to and control their digital music and Internet radio, anywhere in the home. While this acquisition is not expected to have a material impact on the results for this fiscal year, we believe the long-term potential to be very promising.”

Effective Date of Logitech ADR-for-Share Exchange

Logitech also announced that it expects its previously announced ADR-for-share exchange to be effective on Monday, October 23, 2006. The last day of trading of Logitech ADRs will be Friday, October 20, 2006, and the first day of trading of Logitech shares on the Nasdaq Global Select Market is expected to be Monday, October 23, 2006. Logitech ADRs held in brokerage or bank accounts will be automatically exchanged for Logitech shares on, or soon after, the effective date, without any action by beneficial owners.

Earnings Teleconference

Logitech will hold an earnings teleconference on Oct. 19, 2006 at 14:00 Central European Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as guidance for Fiscal Year 2007. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq Global Select Market (LOGI).

Note 1. A reconciliation between non-GAAP operating income, net income, and gross margin, and GAAP operating income, net income, and gross margin is set forth in the second supplemental schedule of the attached tables along with additional information regarding the use of these non-GAAP measures.

# # #

This press release contains forward-looking statements, including the statements regarding expected sales, operating income and gross margin for Fiscal Year 2007. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include consumer demand for our products, particularly our newly introduced products, and our ability to accurately forecast it; the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to them, on our sales, gross margins and profitability; our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner; the sales mix among our lower- and higher-margin products; as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the Fiscal Year ended March 31, 2006 and our quarterly reports on Form 6-K available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Quarter Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2006	2005
Net sales	$502,041	$422,101
Cost of goods sold	329,076	289,739

Gross profit	172,965	132,362

% of net sales	34.5%	31.4%

Operating expenses:
Marketing and selling	70,865	57,703
Research and development	26,118	21,491
General and administration	23,805	14,928

Total operating expenses	120,788	94,122

Operating income	52,177	38,240

Interest income, net	1,930	693
Other income, net	1,107	3,203

Income before income taxes	55,214	42,136
Provision for income taxes	6,010	5,899

Net income	$49,204	$36,237

Shares used to compute net income per share:
Basic	182,502	177,377
Diluted	190,276	199,669
Net income per share:
Basic	$0.27	$0.20
Diluted	$0.26	$0.18

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

Net income for the three months ended September 30, 2006 included share-based compensation expense under SFAS 123R of $4.1 million, net of tax, or $0.02 per diluted share, related to employee stock options and employee stock purchases. Net income for the three months ended September 30, 2005 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.

Please refer to the supplemental schedule that summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three months ended September 30, 2006.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Six Months Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2006	2005
Net sales	$895,323	$756,803
Cost of goods sold	601,446	517,069

Gross profit	293,877	239,734

% of net sales	32.8%	31.7%

Operating expenses:
Marketing and selling	122,430	103,996
Research and development	51,046	42,509
General and administration	44,433	29,762

Total operating expenses	217,909	176,267

Operating income	75,968	63,467

Interest income, net	3,476	1,278
Other income, net	9,838	3,437

Income before income taxes	89,282	68,182
Provision for income taxes	9,931	9,548

Net income	$79,351	$58,634

Shares used to compute net income per share:
Basic	182,575	177,143
Diluted	190,466	198,912
Net income per share:
Basic	$0.43	$0.33
Diluted	$0.42	$0.30

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

Net income for the six months ended September 30, 2006 included share-based compensation expense under SFAS 123R of $8.3 million, net of tax, or $0.04 per diluted share, related to employee stock options and employee stock purchases. Net income for the six months ended September 30, 2005 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.

Please refer to the supplemental schedule that summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the six months ended September 30, 2006.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	September 30, 2006	March 31, 2006	September 30, 2005
Current assets
Cash and cash equivalents	$149,831	$245,014	$254,697
Short term investments	95,000	—	—
Accounts receivable	397,198	289,849	297,418
Inventories	258,417	196,864	266,899
Other current assets	56,599	34,479	55,695

Total current assets	957,045	766,206	874,709
Investments	11,968	36,414	16,703
Property, plant and equipment	84,962	74,810	62,895
Intangible assets
Goodwill	136,523	135,396	135,298
Other intangible assets	9,270	11,175	13,495
Other assets	26,507	33,063	11,822

Total assets	$1,226,275	$1,057,064	$1,114,922

Current liabilities
Short-term debt	$12,322	$14,071	$109,991
Accounts payable	278,870	181,290	243,051
Accrued liabilities	181,207	162,922	156,633

Total current liabilities	472,399	358,283	509,675
Long-term debt	—	4	25
Other liabilities	12,389	13,601	10,445

Total liabilities	484,788	371,888	520,145

Shareholders’ equity	741,487	685,176	594,777

Total liabilities and shareholders’ equity	$1,226,275	$1,057,064	$1,114,922

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended September 30		Six Months Ended September 30
SUPPLEMENTAL FINANCIAL INFORMATION	2006	2005	2006	2005
Depreciation	$8,765	$8,730	$16,266	$15,755
Amortization of other acquisition-related intangibles	952	1,161	1,905	2,321
Operating income	52,177	38,240	75,968	63,467
Operating income before depreciation and amortization	61,894	48,131	94,139	81,543
Capital expenditures	12,309	13,320	26,058	24,086

Net sales by channel:
Retail	$446,932	$368,757	$788,048	$653,069
OEM	55,109	53,344	107,275	103,734

Total net sales	$502,041	$422,101	$895,323	$756,803

Net sales by product family:
Retail - Cordless	$134,241	$110,065	$223,225	$185,370
Retail - Corded	83,693	74,036	151,796	146,305
Retail - Video	87,607	61,353	163,265	109,837
Retail - Audio	89,935	74,601	157,253	129,397
Retail - Gaming	30,077	30,995	49,167	51,584
Retail - Other	21,379	17,707	43,342	30,576
OEM	55,109	53,344	107,275	103,734

Total net sales	$502,041	$422,101	$895,323	$756,803

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

SUPPLEMENTAL FINANCIAL INFORMATION Reconciliation of GAAP to non-GAAP Financial Measures	Quarter Ended September 30 2006	Six Months Ended September 30 2006
GAAP gross margin	34.5%	32.8%

Adjustments:
Effect of stock-based compensation	0.1%	0.2%

Non-GAAP gross margin	34.6%	33.0%

GAAP operating income	$52,177	$75,968

Adjustments:
Effect of stock-based compensation	5,226	10,352

Non-GAAP operating income	$57,403	$86,320

GAAP net income	$49,204	$79,351

Adjustments:
Effect of stock-based compensation	4,113	8,321

Non-GAAP net income	$53,317	$87,672

Stock-based Compensation Expense for Employee Stock Options and Employee Stock Purchases	Quarter Ended September 30 2006	Six Months Ended September 30 2006
Cost of goods sold	$731	$1,449
Marketing and selling	1,910	3,761
Research and development	819	1,606
General and administration	1,766	3,536
Income tax benefit	(1,113)	(2,031)

Total stock-based compensation expense after income taxes	$4,113	$8,321

Stock-based compensation expense for employee stock options and employee stock purchases, net of tax, per share	$0.02	$0.04

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. The adjustments between the GAAP and non-GAAP financial measures presented above consist of share-based compensation expense for employee stock options and employee stock purchases, and the related income tax effect, as recognized in accordance with SFAS 123R. Because we implemented SFAS 123R effective April 1, 2006, our financial results for the three and six months ended September 30, 2005 do not include the effect of share-based compensation expense and are presented in the accompanying earnings release only on a GAAP basis. Our management uses these non-GAAP measures in its financial and operational decision-making. Our management believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate the comparison by our investors of results for periods subsequent to our adoption of SFAS 123R, with corresponding prior periods for which SFAS 123R was not effective.